Globix Corporation
139 Centre Street
New York, NY 10013

September 26, 2005

Mr. Mark P. Schuman
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Globix Corporation
Registration Statement on Form S-3 (Originally filed May 24, 2005)
File No. 333-125185

Dear Mr. Shuman:

Pursuant to Rule 461 of the Securities Act of 1933, on behalf of Globix Corporation, a Delaware corporation (“Globix”), I herby request that the effective date of the above-referenced registration statement be accelerated so that it shall become effective at 12:00 p.m. on September 27, 2005 or as soon as practicable thereafter.

Globix acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the above-referenced registration statement effective, it does not foreclose the Commission from taking any action with respect to the filing and it does not relieve Globix from its full responsibility for the adequacy and accuracy of the disclosure in the above-referenced registration statement. Globix also acknowledges that it may not assert any such declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and consideration of this matter.

Sincerely,

By:	/s/ James C. Schroeder
James C. Schroeder Vice President, Secretary & Deputy General Counsel

cc: Bonnie J. Roe (via email)
    Day Berry & Howard LLP